November 1, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief

Geoffrey Kruczek

Re:	Delcath Systems, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 29, 2019

File No. 333-233396

Dear Messrs. Mancuso and Kruczek:

This letter responds to the oral comment received by Delcath Systems, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 31, 2019 (the “Oral Comment”) relating to the Company’s above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-233396) filed with the Commission on October 29, 2019 (the “Registration Statement”).

For the convenience of the Staff’s reference, we have set forth below in bold the Staff’s Oral Comment immediately followed by the response. Concurrently with the submission of this response letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), solely to provide a new Exhibit 5.1. The electronic version of the Amended Registration Statement has been filed concurrently with the Commission through its EDGAR system. Capitalized terms used in this response letter but not defined herein have the meaning given to such terms in the Amended Registration Statement.

Exhibit 5.1

“Please reconcile the inconsistency between the references in the Registration Statement to the registration of 980,557,497 shares with that in the validity opinion filed as Exhibit 5.1 to 14,027,528 shares.”

Response:

The filing of the opinion submitted as Exhibit 5.1 to the Registration Statement was inadvertent. The Amended Registration is filed solely to replace the opinion filed as Exhibit 5.1 to accurately reflect the number of shares being registered.

Messrs. Mancuso and Kruczek Page 2	November 1, 2019

We welcome the opportunity to discuss any aspect of this response letter with you further. Should there be questions regarding our response or should the Staff require additional information, please contact the undersigned at (212) 489-2100.

Very truly yours,

DELCATH SYSTEMS, INC.

By:	/s/ Barbra Keck
Name:	Barbra Keck
Title:	Chief Financial Officer

cc:	Jennifer Simpson, Chief Executive Officer

Delcath Systems, Inc.

Michele Vaillant, Esq.

McCarter & English, LLP